SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549
                          FORM 12b - 25
                   NOTIFICATION OF LATE FILING

     [X] Form 10-Q    For Period Ended:  September 30, 1996

                 Part I - Registrant Information

Full Name of Registrant:      Quality Resorts of America, Inc.
                              11357-A Pyrites Way, Suite 3
                              Rancho Cordova, CA  95670
                              Commission File No. 0 - 14035

              Part II - Rules 12-b - 25 (b) and (c)

  X   (a) The reasons described in detail in Part III of this
          form could not be eliminated without unreasonable effort or expense.

      (b) The subject quarterly report will be filed on or before the fifteenth calendar day following the prescribed due date.

      (c) The accountant's statement or other exhibit required by Rule 12b - 25(c) has been attached if applicable.

                      Part III - Narrative

We are unable to file Form 10-Q by the November 14, 1996 deadline for the quarter ended September 30, 1996 without unreasonable effort or expense. We are currently undergoing the audit for the year ended June 30, 1996. Additional time is required to complete and file an accurate statement for the first quarter of year end 1997.

                   Part IV - Other Information

(1)  Name and telephone number of person to contact in regard to
     this notification:  Susan Bienias     (916) 853-9812

(2)    X   YES                NO

(3)        YES            X   NO

Quality Resorts of America, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:   November 13, 1996          Susan Bienias

                                   Susan Bienias
                                   Chief Financial Officer